June 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Joanna Lam

Raj Rajan

Michael Purcell

Laura Nicholson

Re:	Decent Holding Inc. (CIK No. 0001958133)

Draft Registration Statement on Form F-1 Submitted December 7, 2023

Response to the Staff’s Comments Dated January 3, 2024

Dear Ms. Lam, Mr. Rajan, Mr. Purcell, and Ms. Nicholson:

This letter is in response to the letter dated January 3, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Decent Holding Inc. (the “Company”, “we”, and “our”). An amended registration statement on Form F-1 (the “Amended Draft Registration Statement”), which has been revised to reflect the Staff’s comments as well as certain other updates, is being filed confidentially to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Draft Registration Statement.

Draft Registration Statement on Form F-1 Submitted December 7, 2023

Cover Page

1.	Please disclose the location of your auditor’s headquarters on the cover page and prospectus summary. Explain whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on the cover page and the prospectus summary of the Amended Draft Registration Statement to state that the headquarter of our auditor is in San Mateo, California, and explain how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect our company.

2.	We note your disclosure on page 58 that the Company’s subsidiary and VIE in China are subject to the income tax laws of the PRC. Please revise your disclosure throughout the filing to clarify whether the Company or its subsidiaries use a variable interest entity structure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on the cover page and pages 3 and 80 of the Amended Draft Registration Statement to clarify that as of the date of the prospectus, neither the Company nor its subsidiaries have used a variable interest entity (“VIE”) structure.

3.	Please revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on the cover page, pages 14 and 29 of the Amended Draft Registration Statement to discuss how the Chinese government’s recent statements and regulatory actions, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact our ability to conduct business, accept foreign investments, and list on a U.S. or other foreign exchange.

Prospectus Summary, page 1

4.	We note your principal executive office is in Hong Kong and you conduct all of your operations through the operating entities established in the People’s Republic of China, or the PRC. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions subsidiaries have made to the holding company or other subsidiaries, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the Company, including your subsidiaries, to the parent company and U.S. investors. Please also include corresponding disclosure in the prospectus summary section.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that our principal executive office is located at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China, and we revised our disclosure on the cover page, and on pages 17 and 102 of the Amended Draft Registration Statement to clarify the location of our principal executive office and that we conduct all of our operation through our Operating Subsidiary in the PRC.

Additionally, we have revised our disclosure on the cover page and under the “Transfers of Cash to and from Our Subsidiaries” starting on page 5 of the Amended Draft Registration Statement to provide a clear description of how cash is transferred through our organization, and clarified that as of the date of the prospectus, no cash flows or transfers of any assets have occurred between the Company and any of its subsidiaries; that none of the subsidiaries have made any dividends or distributions to the Company or other subsidiaries; and that no dividends or distributions have been made to U.S. investors. We have also provided a detailed description restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors, as well as the restrictions and limitations on our ability to distribute earnings from the Company, including our subsidiaries, to the parent company and U.S. investors.

5.	Please revise to clarify your disclosure that you “practice the concept of energy conservation.”

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed the disclosure related to our “practice the concept of energy conservation” throughout the Amended Draft Registration Statement since it is not relevant to our current operation.

6.	We note your disclosure in this section regarding your main products and services. Please revise this section to quantify the significance of your main products and services to your revenues during your fiscal years ended October 31, 2022 and October 31, 2021, and the interim periods ended April 30, 2023 and April 30, 2022. In that regard, we note your related disclosure on page 61 and in the notes to your financial statements.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on pages 2, 3 and 68 of the Amended Draft Registration Statement to quantify the significance of our main products and services to our revenues during our fiscal years ended October 31, 2023 and October 31, 2022.

7.	We note your disclosure on page 3 that as of the date of this prospectus, your main revenue comes from the commercialization of water treatment equipment and technologies. Please reconcile this disclosure with your disclosure on page 61 that as of April 30, 2023, your revenue primarily comes from protein wastewater treatment, river ecological management and restoration and water quality improvement and black odor treatment.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on pages 2, 3 and 68 of the Amended Draft Registration Statement to state that our main revenue comes from 1) wastewater treatment, 2) river water quality management, and 3) microbial products that are used for water quality enhancement and pollutant removal.

Corporate History and Structure, page 2

8.	Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or arrows and entities controlled by contractual arrangements i.e. VIEs by dotted line or arrows and include a legend. If you do not use VIE structure, please clarify here.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided an updated corporate structure chart on pages 3 and 80 of the Amended Draft Registration Statement to disclose the ownership of the entities. We also respectfully advise the Staff that, as of the date of the prospectus, neither the Company nor its subsidiaries have adopted a variable interest entity (“VIE”) structure.

Risk Factors Summary

Risks Related to Doing Business in the PRC, page 7

9.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, we note your disclosure in this section that there are uncertainties associated with the PRC legal system, including variability in interpretation and enforcement of PRC laws and regulations, as well as potential, sudden changes in regulations. Please revise to disclose that such laws and regulations can change with little advance notice, and disclose that this risk could result in a material change in your operations and/or the value of the securities that you are registering for sale.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures under the “Risk Factor - Risks Related to Doing Business in the PRC” starting on page 25 of the Amended Draft Registration Statement to disclose the risks associated with our corporate structure and being based in or having the majority of the Company’s operations in China poses to investors.

In particular, we have revised our disclosures under “Risk Factor - Risks Related to Doing Business in the PRC - Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 25, “Risk Factor - Risks Related to Doing Business in the PRC - The filing, approval or other administration requirements of the Chinese China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 26, “Risk Factor - Risks Related to Doing Business in the PRC - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 29, “Risk Factor - Risks Related to Doing Business in the PRC - Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares” on page 33, and “Risk Factor - Risks Related to Doing Business in the PRC - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 34 of the Amended Draft Registration Statement to describe the significant regulatory, liquidity, and enforcement risks with cross-references, and that relevant laws and regulations can change with little advance notice, and how they could result in a material change in our operations and/or the value of the securities that we are registering for sale.

10.	Please revise your summary of risk factors to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures under our summary of risk factors and “Risk Factor - Risks Related to Doing Business in the PRC - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 29, and “Risk Factor - Risks Related to Doing Business in the PRC - The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares” on page 32 of the Amended Draft Registration Statement to discuss the risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale, and have acknowledged the risks on page 29 that that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Relating to Our Business, page 15

11.	We note your disclosure that your five largest customers accounted for approximately 99% of your revenue for the fiscal years ended October 31, 2022 and 2021, respectively. Please revise to disclose the percentage of revenues generated by each of your most significant customers in each such fiscal year. We note your related disclosure on page F-23. In addition, add related risk factor disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on pages 25, 66, 75 of the Amended Draft Registration Statement to disclose the percentage of revenues generated by each of our most significant customers in each such fiscal year and add a corresponding risk factor “Risk Factor - Risks Related to Our Business - We have derived, and expect to continue to derive, a significant amount of our revenue from a small number of customers, and therefore, any significant changes in our relationships with our major customers or significant decrease in the number of projects may materially and adversely affect our business, financial condition, and results of operations.”

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 23

12.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure under the “Risk Factor - Risks Related to Our Business - The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” on page 32 of the Amended Draft Registration Statement to describe the material impacts that intervention, influence, or control by the Chinese government has or may have on our business or and on the value of our securities.

Risks Related to this Offering, page 37

13.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure under “Risk Factor - Risks Related to Our Ordinary Shares and this Offering - The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors” on page 46 of the Amended Draft Registration Statement to address the potential for rapid and substantial price volatility and any known factors particular to our offering that may add to this risk and discuss such risks to investors when investing in stock where the price is changing rapidly. We have also clearly stated that such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 53

14.	We note you derive revenue by providing pollution treatment projects and product sales. To provide more insight to your investors, please provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a discussion of factors impacting changes in each of our revenue stream during the periods presented on pages 63 and 64  of the Amended Draft Registration Statement.

15.	Please revise your discussion of results of operations with quantification, the underlying business reasons for material changes in cost of revenue related to each revenue stream and related components during the periods presented. Expand to discuss the business reasons for changes in gross profit from service and product sales separately. Refer to Item 303 of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our discussion of results of operations on pages 63 and 64  of the Amended Draft Registration Statement to include quantification, the underlying business reasons for material changes in cost of revenue related to each revenue stream and related components during the periods presented, as well as the business reasons for changes in gross profit from service and product sales separately.

Liquidity and Capital Resources, page 56

16.	Please disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which your affiliated entities are domiciled.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our liquidity and capital resources on page 65  of the Amended Draft Registration Statement separately to disclose material amounts of cash disaggregated by currency denomination for the periods presented. All cash held in all periods are in Renminbi (RMB) as there is no operations from the entities domiciled out of China.

Critical Accounting Policies and Management Estimates Revenue Recognition, page 57

17.	We note you disclose that “...revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the common course of our activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance brokerage and consulting services...” However, you disclose throughout the filing that your revenue is mainly derived from pollution treatment projects and product sales. Please tell us if your revenue also includes fees for insurance brokerage and consulting services and revise your disclosures as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed the disclosure about “fees for insurance brokerage and consulting services” from the Amended Draft Registration Statement. We have not provided any insurance brokerage and consulting services in our operations, and thus, have never derived any revenue from such services.

Management, page 86

18.	We note your disclosure that Lianlian Wang has served in managerial positions in multiple companies. Please revise to identify such managerial positions and to identify such companies.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed Ms. Lianlian Wang’s biographical information from the Amended Draft Registration Statement, because Ms. Wang is not a director or executive officer of Decent Holding Inc.. As such, her biographical information is not required to be disclosed.

Compensation of Directors and Executive Officers, page 89

19.	Please provide updated compensation disclosure for the last full financial year. Refer to Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 97 of the Amended Draft Registration Statement to provide an updated compensation disclosure for the last full financial year, as required by Item 6.B of Form 20-F.

Related Party Transactions, page 90

20.	Please revise to provide all disclosure regarding related party transactions required by Item 7.B of Form 20-F. For example, we note your disclosure regarding loan advances between the Company and related parties. For each loan made by the Company or any of its subsidiaries to or for the benefit of such related parties, provide the disclosure required by Item 7.B.2, including the amount of outstanding loans, the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. In addition, with respect to the vehicle rental with Yantai Dingxin Environmental Protection Engineering Co. Ltd. described on page 90, please revise to clarify whether the registrant or the counterparty rented the vehicle. Please also provide such clarification with respect to the vehicle purchase and purchase of sewage treatment reagents described on page 90.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures under “Related Party Transactions” starting on page 98 of the Amended Draft Registration Statement.

For each loan made by the Company or any of its subsidiaries to or for the benefit of such related parties, we have provided the disclosure as required by Item 7.B.2, including the amount of outstanding loans, the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan.

In addition, with respect to the vehicle rental with Yantai Dingxin Environmental Protection Engineering Co. Ltd., we have updated our disclosures on page 99 to clarify that Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) rented the vehicle from Yantai Dingxin Environmental Protection Engineering Co. Ltd. Similarly, we have updated our disclosures on page 99 to clarify that with respect to the vehicle purchase, Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) purchased two vehicles from Yantai Dingxin Environmental Protection Engineering Co. Ltd on June 28, 2022 and August 12, 2022, respectively. With respect to the purchase of sewage treatment reagents, Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) entered into two purchase agreements with Shandong Yunguo E-commerce Co. Ltd. for the purchase of sewage treatment reagents on October 11, 2021 and December 28, 2021, respectively.

Principal Shareholders, page 92

21.	We note that your disclosure in this section regarding the beneficial ownership of ordinary shares by your directors, director appointees, and executive officers includes disclosure regarding shares owned by Dingyan Sun. However, we note that Dingyan Sun is not identified in your Management section. Please revise to clarify the position held by Dingyan Sun.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure under “Principal Shareholders” on page 102 of the Amended Draft Registration Statement to reflect that, as of the date of the prospectus, Dingyan Sun has not held a management position at Decent Holding Inc. Given that her shareholding does not exceed 5%, we have removed her name from the list of beneficial owners that need to be disclosed.

22.	We note your disclosure in this section regarding the beneficial ownership of your ordinary shares by certain individuals through beneficial ownership of Decent Ecolo Limited. Please revise to clarify how each such individual has beneficial ownership of your ordinary shares, as “beneficial owner” is defined in Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure under “Principal Shareholders” on page 102 of the Amended Draft Registration Statement to clarify the beneficial ownership of our ordinary shares owned by the shareholders of Decent Ecolo Limited.

Financial Statements

Consolidated Statements of Operations and Comprehensive income (Loss), page F-4

23.	Please separately present product sales and pollution treatment services and related cost of revenue on the face of your statements of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X and revise your discussions in MD&A accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our statements of operations on pages F-4 to present product sales and pollution treatment services that include wastewater treatment revenue and river water quality management, and related cost of revenue separately. We have also revised our discussions in MD&A on pages 62 and 63 accordingly.

1. Organization, Principal Activities and Management’s Plans, page F-7

24.	We note your disclosure that on December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. Please disclose the details of the ownership and percentage of ownership of the entities held by the shareholders before the reorganization.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided the details of the ownership and percentage of ownership of the entities held by the shareholders before the reorganization on page F-7 of the Amended Draft Registration Statement.

25.	Please revise to disclose clearly the ownership of the entities by direct equity interest and entities controlled by contractual arrangements i.e. VIEs. If you do not use VIE structure, please clarify here.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that neither the Company nor its subsidiaries have adopted or used any entities controlled by contractual arrangements i.e. VIEs.

Notes 2 Summary of Significant Accounting Policies, page F-7

26.	Please tell us and disclose in an accounting policy footnote components of cost of revenue and general and administrative expenses. Disclose where depreciation and amortization is included in your statement of operations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages F-12 and F-13 with the accounting policy footnote components of cost of revenue and general and administrative expenses.

Revenue Recognition, page F-10

27.	We note you recognize pollution treatment revenue at the point in time upon upon the completion of project and final acceptance by customers. Please provide a comprehensive analysis that supports recognition of revenue at a point in time. Show us how you considered the criteria to record revenue over time based on ASC 606-10-25-27 through 29 and ASC 606-10-55-6 and concluded that recognition of revenue at a point in time is appropriate. Revise to provide the required disclosures noted in ASC 606-10-50-17 through 19.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page F-11 to clarify our revenue recognition policies for pollution treatment. Specifically, we have bifurcated pollution treatment revenue into two categories: wastewater treatment and river water quality management.

For wastewater treatment, we continue to recognize revenue at a point in time upon the completion of the project and final acceptance by the customer. This approach aligns with the criteria outlined in ASC 606-10-25-30, as control is transferred to the customer at that specific point, and we have no further obligations. In contrast, for river water quality management, we recognize revenue over time. This decision is based on ASC 606-10-25-27 through 29 and ASC 606-10-55-6, as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. We have restated the relevant financial data accordingly to reflect these changes.

28.	Please address the following revenue recognition disclosures related to product sales:

●	Tell us how you address customer contracts which include terms that may result in variable considerations, such as discounts or rebates. Refer to ASC 606-10-32-5 through 32-10.

●	Expand information about your performance obligations in contacts with customers. Please address significant payment terms, obligations for refunds and types of warranties and related obligations. Refer to ASC 606-10-50-12.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the sales contract specifies a set price for the delivery of the promised goods to the customer. It does not suggest that the payment is subject to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or similar items. Furthermore, the Company’s business practices, official policies, and additional data provide no indication of potential price concessions for the customer. Consequently, there are no variable considerations in the sales of products based on ASC 606-10-32-5 through 32-10.

Upon each milestone of receiving the goods, customers are expected to promptly inspect them. If the services or goods are found to be satisfactory, the customer will sign an acceptance receipt, thereby completing the Company’s obligation. The terms of payment may vary based on the customer and the products purchased, ranging from pre-payment to full payment within six months of signing the contract. The Company, acting as the principal, transfers ownership of goods directly to customers. It is required that customers inspect and confirm the condition of the goods upon delivery. If no issues are identified at this stage, any later requests for returns or refunds will be declined. During the inspection, unless there is a significant quality issue or a prior agreement, products can typically only be supplemented or replaced, rather than returned. In cases where product quality issues necessitate a replacement, the customer must return the products to the Company in their original condition, excluding natural wear and tear. Furthermore, the customer is expected to adhere to the Company’s packaging standards when returning products to ensure they are not damaged during transit. Failure to properly store or package the products, resulting in damage or loss, will result in the customer being liable for the associated losses.

Exhibits

29.	Please file any contract required to be filed under Item 601(b)(10)(ii)(A) of Regulation S- K with respect to contracts to which directors or officers are parties.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have not entered into any contracts required to be filed under Item 601(b)(10)(ii)(A) of Regulation S- K with respect to contracts to which directors or officers are parties.

General

30.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Decent Holding Inc.

/s/ Haicheng Xu
Name:	Haicheng Xu
Title:	Chief Executive Officer and Director